June 29, 2012

VIA EDGAR FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Susan Block, Attorney-Advisor

Re:	Eastern Resources, Inc.

Amendment No. 2 to

Form 8-K

Filed May 31, 2012

File No. 000-54645

Dear Ms. Block:

On behalf of our client, Eastern Resources, Inc., a Delaware corporation (the “Company”), we are submitting this letter as an initial response to your letter to the Company dated June 15, 2012.

The Company is in the process of completing its responses to your comments in your letter of June 15th. The Company expects to file a completed response letter as well as an amendment to its Form 8-K filed on May 31, 2012 by July 6, 2012.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Beverly Singleton and Margery Reich, Division of Corporate Finance

Securities and Exchange Commission

Patrick W. M. Imeson, Chief Executive Officer

Eastern Resources, Inc.